SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: 'AGM Statement' dated 18 May 2006


FOR IMMEDIATE RELEASE: 11am Thursday 18 May 2006


PRUDENTIAL PLC - ANNUAL GENERAL MEETING


At this morning's AGM, Prudential plc Chairman Sir David Clementi highlighted the strong performance of the Group and confirmed his confidence in its profitable growth prospects.


Sir David explained that the strategic review by Group Chief Executive Mark Tucker had brought greater clarity and focus to Prudential's longer term plans and capital management programme, enabling it to map out the steps needed to drive further growth and deliver long-term value for shareholders.


Speaking to shareholders at the Mermaid Centre in London, Sir David said: "The figures for 2005 represent a very strong set of results by the Group."


Sir David added: "We believe we are well placed, with the business opportunities, the management depth and the capital strength to continue to expand profitably our operations around the globe, and we are confident about our ability to generate further growth in the value of your company."


Group Chief Executive Mark Tucker added that he would continue to embed a performance culture within the Group that will support its focus on the delivery of plans for profitable growth.


"The Group has an unrivalled exposure to the high growth, high return Asian markets. We have a powerful and growing presence across the region, with top five market positions in eight out of 12 life insurance markets in which we operate, 170,000 agents and over 40 banking relationships.


"We will continue to develop our distribution capability to meet our challenging growth targets. As we have said before, the region as a whole will be cash positive in 2006 while continuing its strong growth.


"We are exceptionally well placed in the US market. The US business will maintain its clear focus on the pre and post retirement markets where it has developed an excellent position. We will also look to develop the business through bolt-on acquisitions where they meet our required returns.


"In the UK in 2005, we grew new business by 10 per cent, but even more importantly retained good margins, reaching our 2007 target internal rate of return of 14 per cent two years early in spite of intensified competition in some segments of the market. We will compete where we feel that we can achieve our targeted returns and in areas where we have or can develop competitive advantage.


"We will also benefit from bringing Egg back fully into the Group. Retail banking profits were down although we did make good progress on net interest margin and costs. Conditions in the unsecured lending market remained difficult in the first quarter of 2006.


"Performance in asset management was very strong in 2005, with net inflows increasing significantly in the UK through M&G and in Asia, particularly from Japan and Korea. The quality and diversity of these businesses is clear when you consider that they have doubled profits between 2001 and 2005."


Mr Tucker concluded: "Prudential is a high growth, high return business and we have got strong momentum behind us. We've got the capital and cash to fund our growth plans and I see significant scope for increasing value for shareholders."


-ENDS-


Enquiries:


Media                                                    Investors / analysts


Jon Bunn                         020 7548 3559           James Matthews               020 7548 3561
William Baldwin-Charles          020 7548 3719           Marina Novis                 020 7548 3511
Joanne Doyle                     020 7548 3708



Notes to Editor:


A full transcript of Sir David Clementi and Mark Tucker's speeches and presentation to shareholders can be found on the Prudential plc website at www.prudential.co.uk


About Prudential


Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe.


Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Today, Prudential has over 16 million customers worldwide and over GBP234 billion (as of 31 December 2005) of funds under management.


In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with around GBP149 billion of funds under management (as of 31 December 05). Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg provides banking, insurance and investment products through its internet site www.egg.com.


Prudential is the leading European-based life insurer in Asia with operations in 12 markets as well as funds management businesses in 9 of those 12 markets.


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP234 billion in assets under management, (as at 31 December 2005). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond
Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date   18 May 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn
                                              Director of Public Relations